As filed with the Securities and Exchange Commission on December 16, 2004

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________

KFX INC.
(Exact name of registrant as specified in its charter)

Delaware	84-1079971
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

55 Madison Street, Suite 745
Denver, Colorado 80206
(303) 293-2992
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
___________

Theodore Venners Chairman and Chief Executive Officer KFx INC. 55 Madison Street, Suite 745 Denver, Colorado 80206 (303) 293-2992

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John B. Wills, Esq. Adam D. Averbach, Esq. Berenbaum, Weinshienk & Eason, P.C. 370 Seventeenth Street, 48th Floor Denver, Colorado 80202 (303) 825-0800		James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104 (212) 468-8000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement, as determined by the selling security holders.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value per share....	5,315,300	$13.045	$69,338,088.50	$8,161.09

(1)

Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average ($13.045) of the high ($13.35) and low ($12.74) sales prices of the Registrant's Common Stock on the American Stock Exchange on December 10, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                The information in this prospectus is not complete and may be changed.  The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 16, 2004

PROSPECTUS

5,315,300 Shares

KFx INC.

Common Stock

                This prospectus relates to 5,315,300 shares of common stock, $0.001 par value per share, of KFx Inc., a Delaware corporation, which may be offered from time to time by the selling security holders named in this prospectus.  The shares include up to 1,315,300 shares of common stock issuable upon the exercise of warrants.  We will not receive any of the proceeds from the sale of those shares.

                Our common stock is traded on the American Stock Exchange under the symbol “KFX.”  On December 13, 2004, the last reported sales price for our common stock on the American Stock Exchange was $12.85 per share.

                See "Risk Factors" beginning on page 3 of this prospectus for factors you should consider before buying shares of our common stock.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is __________________ ___, 200___.

OUR BUSINESS

                The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" certain  information that we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.  References in this prospectus to “our company,” “we,” “our,” and “us” refer to KFx Inc.

                KFx Inc. is a “clean energy” technology company with a patented process, which we refer to as K-Fuel™ (“K-Fuel”) technology, that is designed to significantly improve the quality of lower heating value coal and facilitate the power generation industry’s compliance with air emission standards. We operate a research, development, and demonstration facility near Gillette, Wyoming that includes a Class A laboratory and pilot plants capable of processing all types of source coal into K-Fuel using our proprietary technology. This facility is designed to provide critical information to our potential customers and governmental agencies in assessing the benefits of the K-Fuel process.

                Currently, we are designing, engineering, fabricating and constructing a K-Fuel production facility. This facility will employ our patented K-Fuel technology which uses heat and pressure to physically and chemically transform high-moisture, low-energy value coal into a low-moisture, high-energy solid clean fuel – K-Fuel. While a central focus of our business plan is the construction and eventual operation of our own K-Fuel production facilities, we also plan to license K-Fuel technology to third parties and to pursue joint ventures with third parties related to the construction and operation of these facilities.

Recent Developments

                On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law.  Included in this legislation is a production tax credit that could provide an estimated tax credit of $5.35 per ton for K-Fuel produced and sold in the United States, assuming the requirements of the act are met.

                On November 9, 2004 we received the Air Quality Permit from the Wyoming Department of Environmental Quality.  The following day we commenced construction activity for a K-Fuel Plant near Gillette, Wyoming.  The K-Fuel Plant is designed to have an initial capacity of 750,000 tons per year.  We expect construction to be completed in the summer of 2005.

                On November 24, 2004, we issued and sold 4,000,000 shares of our common stock at $12.00 per share in a private placement to a limited number of accredited investors.  The gross proceeds received from the financing were $48,000,000.  We paid a placement fee equal to 5% of the gross proceeds.  These securities were offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Rule 506 of Regulation D thereunder, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.  An appropriate legend was placed on the shares issued.  This prospectus relates in part to the resale of the shares sold in this most recent private placement.

RISK FACTORS

                Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

                Investment in our shares involves a high degree of risk.  You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares.  Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

                This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, investors are cautioned not to place undue reliance on such statements. Set forth below is a discussion of certain factors, which could cause our actual results to differ materially from the results projected or suggested in such forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. We undertake no obligation to update any forward-looking statements as a result of future events or developments.

BUSINESS RISKS

We have a history of losses, deficits, working capital deficits and negative operating cash flows.  As a result, we have been and continue to be very dependent on strategic relationships and sales of our equity securities to fund our operating costs.

                As of December 31, 2003, we had working capital of approximately $21.2 million and an accumulated deficit of approximately $118 million.  At December 31, 2003 we had a stockholders’ equity of approximately $31.1 million.  In prior years, we had significant accumulated deficits and working capital deficits.  We incurred net losses from continuing operations of approximately $10.2 million, $18.4 million, and $11.1 million in 2003, 2002, and 2001, respectively.  We have experienced negative operating cash flow of approximately $6.9 million, $4 million, and $6.7 million in 2003, 2002 and 2001, respectively. Further, the report from our former independent accountants for the year ended December 31, 2001 contained an explanatory paragraph regarding our ability to continue as a going concern.  We have not yet achieved significant K-Fuel licensing, royalty or product sale revenue.

                As of September 30, 2004, we had working capital of approximately $31.3 million and an accumulated deficit of approximately $122 million.  At September 30, 2004 we had a stockholders’ equity of approximately $51.1 million.  During the nine months ended September 30, 2004 we incurred a net loss from continuing operations of approximately $4.3 million.  We expect to incur significant additional operating losses and continued negative cash flows from operations at least through 2004. We have made, and will continue to make, very significant expenditures well before our revenues increase sufficiently to cover these additional costs.  We are not able to estimate when, if ever, our revenue will increase sufficiently to cover these costs.  Further, we may not achieve or maintain profitability or generate cash from operations in future periods.

                As a result, we have been and continue to be very dependent on strategic relationships and sales of our equity securities to fund the operating costs associated with our business. Our continuation is dependent on our ability to utilize existing resources and to generate sufficient cash flows to meet our obligations on a timely basis, to obtain financing or refinancing as may be required, to attain profitability, or a combination thereof.  A lack of adequate financing may adversely affect our ability to respond to changing business and economic conditions and competitive pressures, absorb negative operating results, and fund capital expenditures or increased working capital requirements.

We may not be able to enter into joint ventures or other partnership arrangements for purposes of licensing our K-Fuel technology or building K-Fuel plants, and any such joint ventures that have been previously disclosed, may not result in economic benefits to us or may not progress to definitive agreements.

                We have previously disclosed the signing of a non-binding letter of intent with Kanturk Partners LLC to license our K-Fuel technology to construct and develop a K-Fuel plant in Alaska with a capacity of up to 8 million tons per year.  While management is hopeful that it will be able to negotiate definitive agreements with Kanturk with respect to the license agreement and the construction of a plant, there can be no assurances that any license agreement will be finalized, or if finalized, that the terms will be as favorable as originally contemplated by us.  Significantly, Kanturk’s obligations under the contemplated agreement are subject to confirmation of the quality of the coal reserves that would supply the proposed plant and completion of the necessary agreements to secure the coal reserves.  Additionally, we recently announced that a former member of our board of directors, Mark Sexton, and Evergreen Energy Company, may be interested in entering into a joint venture with us to develop and finance several new plants for the production of K-Fuel.  As of the date of this prospectus, the parties have had discussions concerning a possible joint venture, but we can give no assurances that any future transactions with Mr. Sexton and Evergreen Energy Company are likely to occur.  If we are unable to enter into new joint ventures or other partnership arrangements for purposes of licensing our K-Fuel technology or building K-Fuel plants, or if our contemplated relationships with Kanturk or Mr. Sexton and Evergreen Energy Company are not successful, our business and prospects may suffer.

We have granted certain rights and limited licenses for the use of our K-Fuel technology to certain investors, including Westcliff Capital Management, LLC, and any such rights and licenses may dilute our interest in specific projects to the extent that such investors elect to participate.

                Subject to an investor rights agreement between us and several investors, including Westcliff Capital Management, LLC (managed by Richard Spencer, a member of our board of directors), we granted such investors the right of first refusal under certain conditions to develop or participate in K-Fuel commercial projects with an annual output capacity of 50 million tons per year, or a maximum of six commercial projects, whichever is greater.  The agreement provides that the license fees charged to the investors will be at market rates.  We also granted the investors the exclusive right to develop commercial projects in India until August 21, 2009, with additional seven-year terms dependent on the achievement of milestones to be determined in good faith between us and the investors.  Additionally, we may have to grant a right of first refusal to allow the investors to market the K-Fuel product in the event that we elect not to market it ourselves.  If the investors elect to exercise their rights pursuant to the investor rights agreement, we may be required to grant them certain licenses concerning our K-Fuel technology or allow them to participate as equity owners in any future K-Fuel plant projects, with the result that this could dilute our interest in specific projects.

Technical and operational problems may adversely impact our ability to develop K-Fuel projects or facilities and could result in delays or postponement of the production of our products.

                There have been past significant technical and operational problems with the construction of a K-Fuel facility.  The construction of the first commercial-scale K-Fuel production facility (the “KFP” Facility”) began in 1995, which was completed and began operations in April 1998.  The facility experienced a series of construction problems during and after it began operations, including a 1996 fire at the facility and issues relating to the flow of materials within the facility and the design and operation of pressure release equipment.  Following the commencement of operations, the KFP Facility experienced problems relating to tar and residue build-up within the system during production and product quality issues related to product dusting. As a result of these problems, operations at the KFP Facility were suspended.  In 2000, we tested an improved K-Fuel production process using Powder River Basin (“PRB”) coals, which resulted in an improved K-Fuel product which is low in SO2, NOx, mercury and chlorine.  Analysis of this improved K-Fuel product indicated that this improved K-Fuel production process can be more reliable than the process used by the KFP Facility.  Additionally, the improved K-Fuel production facilities would require less capital and have lower operating costs than previous K-Fuel plant designs.

However, there can be no assurance that any future K-Fuel production facilities will not experience technical or operational problems similar to or in addition to those experienced at the KFP Facility.  To the extent that other technical or operational problems materialize, our ability to develop other K-Fuel projects or facilities would be jeopardized.

The K-Fuel technology has not yet shown economic viability and if such technology does not become economically viable our ability to generate revenues from this technology would be impaired.

                We have only recently finished the development of the current K-Fuel technology. Our future success depends upon our ability to successfully construct and operate commercial K-Fuel production facilities on a large scale and at a profit.

                The process of developing, financing and constructing K-Fuel production facilities, including obtaining necessary regulatory permits and approvals, is complex, lengthy and costly and subject to numerous risks, uncertainties and factors beyond our control, including cost overruns, delays, damage and technical delays.  In addition, local opposition to a particular project can substantially increase the cost and time associated with developing the project, and can, potentially, render a project unfeasible or uneconomical.  Future projects for the development of K-Fuel production facilities may incur substantial costs or delays or may be unsuccessful as a result of such opposition.

                Only a small percentage of the potential projects that are considered and pursued may ultimately result in operating plants that are sufficiently successful to provide us with project revenues and equity participation income, license fee income, and royalty fee income. As a result, we may not be able to recover any expenses that we incur in the evaluation and development of certain projects.

The market for the K-Fuel technology and products is unclear; therefore we may not be able to realize significant revenues from the sale of products using the K-Fuel technology.

                Although we believe that a substantial market will develop both domestically and internationally for clean coal fuel products such as K-Fuel, no established market for beneficiated fuel products exists. As a result, the availability of accurate and reliable pricing information and transportation alternatives for bringing K-Fuel to the market are not fully known. The future success of our K-Fuel technology will depend on our ability to establish a market for clean coal fuel products among potential customers such as electrical utility companies and industrial coal users.  The value of our products in the marketplace may be reduced if the large differential that currently exists between the price of higher-grade eastern coals and lower grade western coals narrows significantly.   Further, potential users of our fuel products may be able to choose among alternative fuel supplies and a lower price for these alternative supplies also can adversely affect our potential market opportunities.  The market viability for the K-Fuel technology will not be known until we complete construction of one or more commercial-scale production facilities, either in the United States or internationally, that produce, on a consistent basis, commercial quantities of fuel that meet certain minimum performance specifications. There is a risk that commercial-scale production facilities when completed will be unable to generate sufficient market interest to continue in business. Further, there can be no assurance that a commercial-scale K-Fuel facility will be economically successful.  If we are unable to complete construction and successfully operate a commercial K-Fuel production facility, we will not be able to sustain our operations or achieve future growth.

Deregulation in the United States power industry may result in increased competition, which could result in the recognition of lower margins for our products.

                We expect that deregulation in the United States power industry will result in utilities and other power generators placing a high emphasis on reducing costs in their operations. This situation may, in turn, result in increased competition from other producers of beneficiated coal products, other clean fuel sources, and other products, services and technologies designed to provide environmental and operating cost benefits similar to those which we believe are available from our K-Fuel technology.

Competition in our markets may result in lower operating margins for our products than originally expected.

                We face competition from other companies in the clean coal and alternative fuel technology industries as well as the emission control equipment industry. Many of these companies have financial and managerial resources much greater than ours and, therefore, may be able to offer products more competitively priced and more widely available than ours. Also, competitors' products may make our technology and products obsolete or non-competitive.  We may face competition for new K-Fuel plants from third parties with licenses for the K-Fuel technology, although we would receive licensing and royalty revenues. Our future success may depend on our ability to adapt to such changing technologies and competition.

We are subject to risks of changing laws, which may adversely affect our ability to sell our products and services.

                Our products will be subject to federal, local, and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety and related matters.  In addition, as products are introduced into the market commercially, governments may impose new regulations.  Any regulation of our products, whether at the federal, state, local or foreign level, including any regulations relating to the development or sale of our products, may increase our costs and the price of our products.

                A significant factor driving the creation of the United States market for K-Fuel, and other beneficiated coal products, is the Clean Air Act, as amended, which specifies various air emission requirements for electrical utility companies and industrial coal users. Significantly, the EPA along with the United States Department of Justice announced enforcement actions against various utility companies operating coal-fired power plants in the Midwest and Southeast sections of the United States, charging that the plants were illegally releasing high amounts of certain air pollutants.  Although this enforcement initiative was announced in 1999, similar initiatives may be forthcoming. We believe that the use of clean-burning fuel technologies, like K-Fuel, helps utility companies to comply with the air emission regulations and limitations.  We are unable to predict future regulatory changes and their impact on the demand for our products.  While more stringent laws and regulations, including, without limitation, new mercury emission limitation standards, the capping of SO2 emissions and new limits on NOx emissions may increase demand for our products, such regulations may result in reduced coal use and reliance on alternative fuel sources.  Similarly, amendments to the Clean Air Act that would have the effect of relaxing emission limitations, or a repeal of the Clean Air Act (which is unlikely) would have a material adverse effect on our prospects.

Our inability to adequately protect and defend our proprietary technology could harm our business, increase our costs and decrease the sales volume of our products and services.

                Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights to establish and protect our proprietary rights. We currently have a series of patents on our K-Fuel technology. However, competitors may successfully challenge the validity or scope of one or more of our patents or any future allowed patents. These patents alone may not provide us with any significant competitive advantage.

                Third parties could copy or otherwise obtain and use our technology without authorization or develop similar technology independently. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our solutions or design around any patents or other intellectual property rights we hold.

                Any actions taken by us to enforce our patents or other property rights could result in significant expense to us as well as the diversion of management time and other resources.  In addition, detecting infringement and misappropriation of patents or intellectual property can be difficult, and there can be no assurance that we would detect any infringement or misappropriation of our proprietary rights. Even if we are able to detect infringement or misappropriation of our proprietary rights, litigation to enforce our rights could cause us to divert significant financial and other resources from our business operations, and may not ultimately be successful.  If we are required to divert significant resources or time to the enforcement of our proprietary rights, even if the enforcement is successful, our business, results of operation and financial condition could be materially adversely affected.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others.

                We may be sued for infringing or misappropriating the proprietary rights of others.  Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations.  In addition, litigation is time consuming and could divert management attention and resources away from our business.  If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages.  Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs.  If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

                If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products or processes, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder.  Any required license may not be available to us on acceptable terms, or at all.  Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us.  If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on key personnel and if we are unable to retain or attract qualified personnel, we may not be able to execute our business plan.

                We believe that our performance is substantially dependent on the performance of a very small group of senior managers and key technical personnel. The inability to retain key managerial and technical personnel or attract and retain additional highly qualified managerial or technical personnel in the future could harm our business or financial condition.

Local opposition to K-Fuel projects could substantially delay or prevent development of new K-Fuel facilities, which could increase our costs or prevent us from producing and selling our products.

                Development, construction and operation of K-Fuel production facilities require numerous environmental and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can, potentially, render a project unfeasible or uneconomical.  We may incur substantial costs or delays or may be unsuccessful in developing K-Fuel production facilities as a result of such opposition.

Any overseas development of our businesses is subject to international risks, which could adversely affect our ability to license, construct or operate profitable overseas facilities.

                Although our current operations are primarily in the United States, we believe a portion of the growth opportunity for our business lies outside the United States.  Doing business in foreign countries would expose us to many risks that are not present in the United States and with which we lack significant experience, including political, military, privatization, technology piracy, currency exchange and repatriation risks, and higher credit risks associated with customers. In addition, it may be more difficult for us to enforce legal obligations in foreign countries and we may be at a disadvantage in any legal proceeding within the local jurisdiction. Local laws may also limit our ability to hold a majority interest in the projects that we develop.

Limitations on our ability to take advantage of net operating losses if we achieve profitability could result in higher taxable income and lower net income.

                Under Section 382 of the Internal Revenue Code (“IRC”), the use of prior net operating losses is limited after an “ownership change,” as defined in Section 382. The limitation, if applicable, is equal to the value of the loss corporation's outstanding stock immediately before the date of the ownership change multiplied by a long-term interest rate specified by the IRC. The quoted market value of a stock is a factor to consider, but not necessarily a conclusive factor, in determining the fair value of a corporation's stock. Additional issuances of equity interests by us, or on the exercise of outstanding warrants or options to purchase our common stock may result in an ownership change that is large enough to trigger the Section 382 limitations. In the event we achieve profitable operations and taxable income, any significant limitation on the use of our net operating losses to offset taxable income would have the effect of increasing our tax liability and reducing net income and available cash resources.

We are required to pay third parties a portion of licensing and royalty revenues with respect to K-Fuel technology, which will decrease our revenues from the sale of our products using the K-Fuel technology.

                We anticipate that a portion of our future revenues with respect to K-Fuel will be in the form of licensing and royalty payments from third party licensees operating commercial-scale production facilities of K-Fuel. Pursuant to various agreements we have executed, we are required to pay third parties a substantial portion of licensing and royalty revenues that we receive. The Estate of Edward Koppelman is entitled to 25% of all license fees and royalties on K-Fuel plant production, with a maximum of approximately $75.2 million; Fort Union Ltd. is entitled to 20% of royalties from K-Fuel production in the United States, Canada and Mexico, not to exceed $1.5 million; and Ohio Valley Electric is entitled to 0.5% of royalties derived from the sale of K-Fuel using an earlier version of the technology only. Amounts due under these agreements will decrease our revenues from the commercialization of the K-Fuel technology.

We will rely on third parties to develop and provide equipment for our K-Fuel plants.

                There are a limited number of suppliers who provide us with the equipment we need to develop K-Fuel.  A supplier’s failure to develop and supply equipment in a timely manner or at all, or to develop or supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could harm our ability to develop and commercialize our products.  In addition, to the extent that our supply partners use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable components from alternative sources.

We have contractual limitations on our ability to issue additional shares of preferred stock, which could inhibit our ability to secure financing.

                Our ability to secure additional financing is limited by the terms of a common stock and warrant purchase agreement for the sale of 6.76 million shares of common stock in 2002.  Under the terms of this agreement and a related investors rights agreement we are prohibited from selling and issuing any of our preferred stock until the investors no longer hold any shares of common stock or warrants, or obtain a waiver to sell and issue preferred stock from at least two-thirds of these investors.    The terms of this agreement also provide anti-dilution protections to these investors that are triggered if we sell common stock at a price below $2.50 per share.

RISKS RELATING TO OUR COMMON STOCK

Our stock price has been volatile and is likely to continue to be volatile.  Volatility in our stock price potentially increases the likelihood of litigation against us.

                On December 1, 2004, our stock price closed at an all-time high of $15.28.  Since the beginning of the fourth quarter of 2004, our stock price has appreciated by approximately 60%.  Our current trading price and valuation may not be sustainable.  In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company.  This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

                We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments.  During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.  In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  While we continue to dedicate significant resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

A substantial number of shares we have issued in exempt transactions are, or are being made, available for sale on the open market.  The resale of these securities might adversely affect our stock price.

                The 5,315,300 shares subject to this prospectus represent 8.21% of our common stock outstanding on December 10, 2004.

                We have on file with the SEC other effective registration statements for a substantial number of shares for resale.  The selling stockholders under our effective registration statements will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

                The sale of a substantial number of shares of our common stock under our registration statements, or in anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We do not pay cash dividends.

                We have never paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

WHERE YOU CAN FIND MORE INFORMATION

                This prospectus is part of a registration statement we filed with the SEC.  You should rely only on the information contained in this prospectus or incorporated by reference.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

                We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read, without charge, and copy the documents we file at the SEC's public reference room in Washington, D.C.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

                We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

•	our Definitive Proxy Statement for our Annual Meeting of Stockholders held on May 20, 2004;

•	our Current Reports on Form 8-K filed November 10, 2004, November 18, 2004, November 24, 2004 and our Current Report on Form 8-K/A filed on November 26, 2004;

•	the description of our common stock contained in the registration statement on Form 10-SB filed with the SEC on July 11, 1994.

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to above.

                We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

                In addition, the reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus.  You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

                KFx Inc.
                55 Madison Street, Suite 745
                Denver, Colorado 80206
                (303) 293-2992
                Attn:  Rudolph G. Swenson

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

                This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases.  Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.  Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

                Because the risk factors referred to above, as well as the risk factors beginning on page 3 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict which factors will arise.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITY HOLDERS

                We are registering for resale shares of our common stock held by the security holders identified below.  Eighteen of the security holders acquired the resale shares from us in a private placement, which closed on November 24, 2004.  Jefferies & Co. assisted us in connection with selling the resale shares in that private placement.  In addition, as identified in footnotes 13 and 15 to the table below, we are registering 1,315,000 shares underlying warrants to purchase common stock held by Ritchie Long/Short Trading, Ltd. and Rocky Robinson.  We are registering the shares to permit the security holders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a security holder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  The following table sets forth:

•	the name of the security holders,

•	the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

•

the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

                The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each security holder may offer under this prospectus.  We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by the security holders listed below.

                This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.  The applicable percentages of beneficial ownership are based on an aggregate of 64,757,003 shares of our common stock issued and outstanding on December 10, 2004, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering(1)			Number of Shares Being		Shares Beneficially Owned After Offering(1)
Security Holders	Number		Percent	Offered		Number		Percent

BBT Fund, L.P. (2)	400,000		*	400,000		0		0
Concentrated Alpha Partners, L.P. (2)	100,000		*	100,000		0		0
Black Bear Fund I, L.P. (3)	1,534,500		2.37%	239,800		1,294,700		2.00%
Black Bear Fund II, L.L.C. (3)	203,600		*	31,800		171,800		*
Black Bear Offshore Master Fund, L.P. (3)	3,379,900		5.22%	528,400		2,851,500		4.40%
Big Cat Energy Partners, L.P.(4)	612,200	(5)	*	92,200		520,000	(5)	*
Big Cat Energy Partners II, L.P. (4)	39,800		*	7,800		32,000		*
Windmill MasterFund, L.P. (6)	2,155,000		3.33%	1,400,000		755,000		1.17%
LibertyView Funds, L.P. (7)	79,000		*	70,000		9,000		*
LibertyView Special Opportunities Fund, L.P. (7)	31,000		*	30,000		1,000		*
Phoenix Partners, LP (8)	467,900	(9)	*	161,900		306,000	(9)	*
Phoenix Partners II, LP (8)	151,000		*	86,900		64,100		*
Phaeton International (BVI) Limited (8)	430,100	(10)	*	201,200		228,900	(10)	*
Kingdon Family LP (11)	27,000		*	27,000		0		0
Kingdon Associates LP (11)	108,000		*	108,000		0		0
Kingdon Partners LP (11)	41,000		*	41,000		0		0
M Kingdon Offshore NV (11)	374,000		*	374,000		0		0
Richard C. McKenzie, Jr.	100,000		*	100,000		0		0
Ritchie Long/Short Trading, Ltd. (12)	900,000	(13)	1.37%	900,000	(13)	0		0
Rocky Robinson (14)	2,577,400	(15)	3.95%	415,300	(15)	2,162,100		3.34%

____________________

*	Indicates less than one percent.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible securities held by that person that are convertible or exercisable currently or within 60 days of the date hereof are deemed outstanding.  Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the security holders named in the table have sole voting and investment power with respect to the shares set forth opposite each security holder’s name.

(2)	Mr. Sid R. Bass, General Partner, has the power to vote and/or dispose of the shares held by this selling security holder.

(3)

Mr. Richard J. Barry, Managing Member of Eastbourne Capital Management, LLC, an SEC registered investment adviser, has the power to vote and/or dispose of the shares held by this selling security holder.

(4)	Mr. Paul A. Leibman, Manager, has the power to vote and/or dispose of the shares held by this selling security holder.

(5)

Includes 80,000 shares of which Big Cat Energy Partners, L.P. has the right to acquire within 60 days of the date hereof pursuant to the exercise of a warrant.  The warrant has an exercise price of $2.75 per share and expires March 4, 2008.

(6)	Mr. Howard Kaminsky, Mr. Zach Schreiber, Mr. Kevin Eng and Mr. Doug Destabler, Managing Directors, have the power to vote and/or dispose of the shares held by this selling security holder.

(7)	Mr. Richard Meckler, Chief Investment Officer of LibertyView Capital, has the power to vote and/or dispose of the shares held by this selling security holder.

(8)

Mr. Edwin H. Morgens and Mr. John C. Waterfall, Chairman and President, respectively, of Morgens Waterfall Vintiadis & Co., an SEC registered investment adviser, have the power to vote and/or dispose of the shares held by this selling security holder.

(9)

Includes 207,400 shares of which Phoenix Partners, LP has the right to acquire within 60 days of the date hereof pursuant to the exercise of a warrant.  The warrant has an exercise price of $2.75 per share and expires March 28, 2008.

(10)

Includes 141,600 shares of which Phaeton International (BVI) Limited has the right to acquire within 60 days of the date hereof pursuant to the exercise of a warrant.  The warrant has an exercise price of $2.75 per share and expires March 28, 2008.

(11)	Mr. Michael Carver, Portfolio Manager, has the power to vote and/or dispose of the shares held by this selling security holder.

(12)	Ritchie Capital Management, LLC, A.R. Thane Ritchie, Managing Member, has the power to vote and/or dispose of the shares held by this selling security holder.

(13)

Includes 900,000 shares of which Ritchie Long/Short Trading, Ltd. has the right to acquire within 60 days of the date hereof pursuant to the exercise of a warrant.  The warrant has an exercise price of $11.00 per share and expires June 28, 2006.

(14)

Rocky Robinson holds approximately a 12% ownership interest in Kanturk Partners LLC.  As previously disclosed in our filings with the SEC, KFx and Kanturk have entered into a non-binding letter of intent with respect to the licensing of our K-Fuel technology for a K-Fuel plant to be constructed by Kanturk in Alaska.

(15)

Includes 415,300 shares of which Rocky Robinson has the right to acquire within 60 days of the date hereof pursuant to the exercise of a warrant.  The warrant has an exercise price of $11.00 per share and expires June 28, 2006.

PLAN OF DISTRIBUTION

                The selling security holders may sell the shares being offered from time to time in one or more transactions:

•	on the American Stock Exchange or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

                The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

                The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

                The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling security holder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

                We will bear all costs, expenses and fees in connection with the registration of the shares. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                Upon notification to us by a selling security holder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

                In addition, upon being notified by a selling security holder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

USE OF PROCEEDS

                We will not receive any of the proceeds from the sale of the resale shares by the selling security holders.  All proceeds from the sale of the resale shares will be solely for the accounts of the selling security holders.

LEGAL MATTERS

                The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Berenbaum, Weinshienk & Eason, P.C., Denver, Colorado.

EXPERTS

                The consolidated financial statements of KFx Inc. and subsidiaries for each of the fiscal years ended December 31, 2003 and December 31, 2002, and for each of the two years in the period ended December 31, 2003 incorporated by reference in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, (which includes an unqualified opinion and includes explanatory paragraphs referring to the reporting of discontinued operations and the change in method of accounting for goodwill and intangible assets) and have been so incorporated in reliance upon that report of such firm given upon their authority as experts in accounting and auditing.

                The consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2001 of KFx incorporated in this prospectus and registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the discontinued operations of KFx’s Pegasus segment as described in Note 2 to the consolidated financial statements and an explanatory paragraph relating to KFx’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

You should rely only on the information contained in
this prospectus.  We have not authorized anyone to
provide you with information different from that
contained in this prospectus or any prospectus
supplement.  This prospectus is not an offer of these
securities in any jurisdiction where an offer and sale is
not permitted.  The information contained in this
prospectus is accurate only as of the date of this
prospectus, regardless of the time of delivery of this
prospectus or any sale of our common stock.

		5,315,300 Shares Common Stock KFx INC.
TABLE OF CONTENTS

	Page
		Prospectus
Our Business	2
Risk Factors	3
Where You Can Find More Information	10
Disclosure Regarding Forward- Looking Statements	11
Security Holders	12
Plan of Distribution	15
Use of Proceeds	17	________________ ____, 200___
Legal Matters	17
Experts	17

PART II INFORMATION NOT REQUIRED IN PROSPECUTS

Item 14.  Other Expenses of Issuance and Distribution

                The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by KFx Inc. (the “Registrant” or the “Company”).  All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$8,161.09
Transfer agent’s fees and expenses	1,000.00
Legal fees and expenses	45,000.00
Printing fees and expenses	5,000.00
Accounting fees and expenses	25,000.00
Miscellaneous fees and expenses	3,000.00

Total	$87,161.09

Item 15.  Indemnification of Officers and Directors

                Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation, in its original certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit.

                Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorney’s fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

                Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions.  A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

                We have implemented indemnification provisions in our certificate of incorporation, providing that officers and directors shall be entitled to be indemnified by us to the fullest extent permitted by law against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or director of us.

                The above discussion of our certificate of incorporation and Sections 102, 145 and 174 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation and statutes.

                Under Section 145(g) of the DGCL, we maintain insurance on behalf of the directors and officers serving at our request.

Item 16.  Exhibits

                a)   Exhibits

Exhibit Number	Description of Document

5.0	Opinion of Berenbaum, Weinshienk & Eason, P.C. as to the legality of the securities being registered.
10.1*	Form of Purchase Agreement by and among KFx Inc. and the purchasers set forth on the signature pages thereto.
23.1	Consent of Berenbaum, Weinshienk & Eason, P.C. (included in Exhibit 5.0).
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney (included in the signature page).

_______________

*Incorporated by reference to KFx’s Current Report on Form 8-K filed November 24, 2004.

Item 17.  Undertakings

                The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 16th day of December 2004.

KFX INC.
By: /s/Theodore Venners Theodore Venners Chairman and Chief Executive Officer

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Theodore Venners and Matthew V. Elledge, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the registration statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this registration statement below.

Date: December 16, 2004	/s/Theodore Venners Theodore Venners, Chairman and Chief Executive Officer (Principal Executive Officer)

Date: December 16, 2004	/s/ Matthew V. Elledge Matthew V. Elledge, Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Date: December 16, 2004	/s/ Stanford M. Adelstein Stanford M. Adelstein, Director

Date: December 16, 2004	/s/ Manuel H. Johnson Manuel H. Johnson, Director

Date: December 16, 2004	/s/ John V. Lovoi John V. Lovoi, Director

Date: December 16, 2004	/s/ Jack C. Pester Jack C. Pester, Director

Date: December 16, 2004	/s/ James S. Pignatelli James S. Pignatelli, Director

Date: December 16, 2004	/s/ James A. Schlesinger James A. Schlesinger, Director

Date: December 16, 2004	/s/ Richard S. Spencer, III Richard S. Spencer, III, Director

INDEX TO EXHIBITS
Exhibit Number	Description of Document

5.0	Opinion of Berenbaum, Weinshienk & Eason, P.C. as to the legality of the securities being registered.
10.1*	Form of Purchase Agreement by and among KFx Inc. and the purchasers set forth on the signature pages thereto.
23.1	Consent of Berenbaum, Weinshienk & Eason, P.C. (included in Exhibit 5.0).
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney (included in the signature page).

*Incorporated by reference to the Current Report on Form 8-K filed on November 24, 2004.